April 4, 2019

Via EDGAR

United States

Securities and Exchange Commission

Washington D.C. 20549

Attention:	Thomas Jones
Russell Mancuso, Branch Chief

Re:	Envision Solar International, Inc.
Amendment No. 5 to the Registration Statement on Form S-1
Filed March 25, 2019
File No. 333-226040

Dear Commission:

Enclosed for filing on behalf of Envision Solar International, Inc., a Nevada corporation (the “Company”), is Pre-Effective Amendment Number Six to the Registration Statement on Form S-1, marked to indicate changes from the last filing. The following are our responses to the comments contained in your letter to the Company, dated April 3, 2019:

Amendment No. 5 to Registration Statement on Form S-1

General

1.	Please complete the blanks in your document consistent with response 1 in your letter to us dated September 21, 2018.

Response: We have completed various blanks in the document as requested. Because the terms of the pricing will not be known until after the registration statement goes effective, certain blanks remain and will be completed in the final prospectus.

2.	Given your disclosure regarding the reverse split, it is unclear whether, upon closing, investors will be receiving the 1,023,017 shares mentioned on your prospectus cover or one-fiftieth of that amount. In this regard, it is unclear why your disclosures regarding the offered securities and offering price do not reflect the split and how the information in your Calculation of Registration Fee table is consistent with your prospectus disclosure regarding the offering; please show us your calculations. Also, given your disclosure about the proposed split and the status of your Nasdaq application mentioned on page 13, please (1) provide us your analysis of whether your offering includes contingencies and you will be complying with Rule 15c2-4 and (2) tell us when you intend to file a registration statement to register the appropriate securities under Section 12(b) of the Exchange Act.

Response: We have revised the cover page to the prospectus to make clear that the number of units, shares of common stock and common stock underlying the warrants are adjusted for the one-for 50 post-reverse split. We have also revised other sections of the prospectus to adjust for the same.

With respect to comment number 2(1), the underwriting agreement that the Company will enter into with Maxim Group LLC (“Maxim”) will be for a firm commitment underwriting. Pursuant to the underwriting agreement, Maxim will agree to purchase all of the units being offered in the public offering upon satisfaction of customary closing conditions. Maxim will not have the ability to influence or impact the satisfaction of any of the customary closing conditions and will be required to purchase the units if the Company satisfies each of the closing conditions, regardless of whether Maxim’s accounts have expressed interest in the offering. Therefore, the Company believes it is appropriate to identify Maxim’s obligation to purchase the units as a “firm commitment” and as a result Rule 15c2-4 does not apply.

With respect to comment number 2(2), the Company intends to file Form 8-A immediately prior to the effective date of the Registration Statement on Form S-1 to register the common stock and the warrants to purchase common stock under Section 12(b) of the Exchange Act.

United States Securities and Exchange Commission

April 4, 2019

Recent Events, page 4

3.	The last bullet point of this section appears to indicate that you have entered into an agreement to sell a portion of the securities registered for sale by this registration statement. Please provide us your analysis of how that transaction is consistent with Section 5 of the Securities Act given that your registration statement is not yet effective.

Response: We have deleted that bullet point and revised the use of proceeds section to show that $319,000 of the use of proceeds will be used to pay off the previously disclosed notes.

Measures we are taking..., page 7

4.	We note that the dollar amount that you disclose as your "pipeline" appears to have not been changed since your amendment filed in November 2018. Please clarify how you define your pipeline and the extent to which it represents any binding obligation to purchase.

Response: We have revised the registration statement to update the dollar amount of the pipeline as of April 4, 2019. Pipeline refers to the aggregate total dollar amounts associated with potential product sales to prospective customers who we believe are highly likely to buy our products but who have not yet issued a binding purchase order for such products.

If we issue additional shares..., page 31

5.	Please show us your calculations demonstrating how the number of authorized shares that you have disclosed in this risk factor is consistent with the numbers in exhibit 3.1 to your registration statement.

Response: On December 23, 2016, the Company amended its Articles of Incorporation to increase the number of its common stock to 490,000,000 shares. Following the one-for-50 reverse stock split, the number of authorized shares of common stock will equal 9,800,000. We have added this amendment to the Company’s Article of Incorporation as Exhibit 3.1.2 to the registration statement.

Public warrants, page 106

6.	We note your response to prior comment 1. Please disclose whether the forum provision applies to actions arising under the Securities Act or Exchange Act.

Response: The Company has re-filed the Form of Investor Warrant as Exhibit 4.2. We have revised Section 5(e) of the Form of Investor Warrant to remove any exclusive forum selection requirement for any party besides the Company. Under the revised Section 5(e), the warrant holder is no longer required to bring any action in New York. The revised section is set forth below:

“5(e) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. The Company agrees that it hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein that is brought against a party hereto (or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents), and the Company hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If either party shall commence an action, suit or proceeding to enforce any provisions of this Warrant, the prevailing party in such action, suit or proceeding shall be reimbursed by the other party for their reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.”

United States Securities and Exchange Commission

April 4, 2019

Signatures, page II-12

7.	Please clarify for whom the named attorney-in fact signed the registration statement.

Response: We have revised the signature page to add “*” next to the signature of the attorney-in-fact to show that he is signing the registration statement on behalf of the individuals that have “*” on their signature block.

Exhibits

8.	We note your response to prior comment 5. However, the most recent version of your exhibit 4.3 refers in section 23 to the laws of the State of California while exhibits 4.2 and 4.4 appear to refer to the laws of the State of New York. Please clarify, and file a revised exhibit 5.1 as appropriate.

Response: We have revised Section 23 to reference the laws of the State of New York and removed reference to the State of California. No changes were required to Exhibit 5.1.

9.	Please address the second sentence of prior comment 6 regarding whether the waiver of jury trial would apply to claims under the federal securities laws and the rules and regulations thereunder.

Response: The Company has re-filed the Form of Underwriting Agreement as Exhibit 1.1. We have revised Section 7.13 of the Form of Underwriting Agreement to remove any jury waiver requirement for any party besides the Company. The revised Section 7.13 is set forth below:

“WAIVER OF JURY TRIAL. IF ANY PARTY AGREES TO WAIVE SUCH PARTY’S RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, THE COMPANY KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES WITH RESPECT TO SUCH ACTION, SUIT, OR PROCEEDING ANY RIGHT IT HAS TO TRIAL BY JURY.”

Please feel free to contact Jeff Pietsch at Weintraub Tobin, (415) 772-9611, if you have any questions regarding the above responses to your comments.

Sincerely,

/s/ Jeff Pietsch
Jeff Pietsch
Weintraub Tobin Chediak Coleman Grodin,
Law Corporation

cc: Desmond Wheatley, Chief Executive Officer